Exhibit 99.2

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Assets
Cash and due from banks at amortized cost	4, 8, 24, 61	~~W~~	17,348,626	-
Cash and due from banks	4, 9, 24, 61		-	22,668,598
Financial assets at fair value through profit or loss	4, 10, 24, 61		43,534,766	-
Trading assets	4, 11, 24, 61		-	28,464,296
Financial assets designated at fair value through profit or loss (K-IFRS 1039)	4, 12, 24, 61		-	3,579,057
Derivative assets	4, 13, 61		1,793,613	3,400,178
Securities at fair value through other comprehensive income	4, 16, 24, 61		38,314,170	-
Available-for-sale financial assets	4, 17, 24, 61		-	42,116,937
Securities at amortized cost	4, 17, 24, 61		28,478,136	-
Held-to-maturity financial assets	4, 18, 25, 62		-	24,990,680
Loans at amortized cost	4, 14, 24, 61		299,609,472	-
Loans	4, 15, 24, 61		-	275,565,766
Property and equipment	18, 24		3,003,886	3,021,772
Intangible assets	19, 58		4,320,134	4,273,321
Investments in associates	20		671,330	631,294
Current tax receivable			45,100	25,015
Deferred tax assets	51		426,965	592,283
Investment property	21		474,820	418,303
Other assets	4, 22, 61		21,571,918	16,551,958
Assets held for sale			7,574	7,550

Total assets		~~W~~	459,600,510	426,307,008

3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position(Continued)

As of December 31, 2018 and 2017

(In millions of won)	Note		2018	2017
Liabilities
Deposits	4, 25, 61	~~W~~	265,000,190	249,419,224
Financial liabilities at fair value through profit or loss	4, 26, 61		1,420,306	-
Trading liabilities	4, 27, 61		-	1,848,490
Financial liabilities designated at fair value through profit or loss (K-IFRS 1109)	4, 28, 61		8,535,800	-
Financial liabilities designated at fair value through profit or loss (K-IFRS 1039)	4, 29, 61		-	8,297,609
Derivative liabilities	4, 13, 61		2,439,892	3,487,661
Borrowings	4, 30, 61		29,818,542	27,586,610
Debt securities issued	4, 31, 61		63,227,699	51,340,821
Liabilities for defined benefit obligations	32		127,348	7,144
Provisions	33		508,416	428,958
Current tax payable			430,306	348,830
Deferred tax liabilities	51		22,020	9,982
Liabilities under insurance contracts	34		26,218,882	24,515,288
Other liabilities	4, 35, 61		25,199,679	25,312,773

Total liabilities			422,949,080	392,603,390

Equity	36
Capital stock			2,645,053	2,645,053
Hybrid bonds			1,531,759	423,921
Capital surplus			9,895,488	9,887,335
Capital adjustments			(552,895)	(398,035)
Accumulated other comprehensive loss	61		(746,079)	(529,734)
Retained earnings	58, 61		22,959,440	20,791,681
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			35,732,766	32,820,221
Non-controlling interests			925,805	883,397
Total equity			36,651,430	33,703,618

Total liabilities and equity		~~W~~	459,600,510	426,307,008

.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	12,891,850	-
Financial assets at fair value through profit or loss			680,606	-
Loans and receivables and investment securities			-	11,250,919
Short-term trading securities			-	547,735
			13,572,456	11,798,654
Interest expense			(4,992,367)	(3,955,701)
Net interest income	38		8,580,089	7,842,953

Fees and commission income			3,295,256	4,044,955
Fees and commission expense			(1,356,259)	(2,334,001)
Net fees and commission income	39		1,938,997	1,710,954

Insurance income			4,398,738	4,599,808
Insurance expenses			(4,870,437)	(5,059,847)
Net insurance loss	34		(471,699)	(460,039)

Dividend income	40		87,826	257,306
Net gain on financial assets at fair value through profit or loss	41		414,593	-
Net gain on financial assets at fair value through profit or loss (overlay approach)	10		74,944	-
Net trading income	42		-	963,223
Net loss on financial assets designated at fair value through profit or loss	43		(21,210)	-
Net loss on financial instruments designated at fair value through profit or loss	44		-	(1,059,826)
Net foreign currency transaction gain			194,136	364,006
Net gain on disposal of financial asset at fair value through other comprehensive income	16		20,554	-
Net gain on disposal of available-for-sale financial assets	17		-	499,187
Net loss on disposal of securities at amortized cost	16		(9)	-
Provision for credit loss allowance	45		(747,877)	-
Impairment losses on financial assets			-	(1,013,548)
General and administrative expenses	46		(4,741,575)	(4,811,198)
Other operating expenses, net	49		(829,355)	(462,992)

Operating income			4,499,414	3,830,026

Equity method income	20		17,488	20,393
Other non-operating income (expense), net	50		(50,292)	(52,811)
Profit before income taxes			4,466,610	3,797,608

Income tax expense	51		1,268,345	848,403
Profit for the year		~~W~~	3,198,265	2,949,205

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share data)	Note		2018	2017

Other comprehensive income (loss) for the year, net of income tax
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income		~~W~~	161,008	-
Loss on financial asset at fair value through profit or loss (overlay approach)	10		(54,333)	-
Net change in unrealized fair value of available-for- sale financial assets			-	(323,127)
Equity in other comprehensive income (loss) of associates			7,407	(22,813)
Foreign currency translation adjustments for foreign operations			19,983	(194,172)
Net change in unrealized fair value of cash flow hedges			(20,192)	15,904
Other comprehensive income (loss) of separate account			8,676	(9,278)
			122,549	(533,486)
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(93,098)	103,525
Equity in other comprehensive income (loss) of associates			28	847
Valuation gain on financial asset at fair value through other comprehensive income			22,725	-
Loss on disposal of financial asset at fair value through other comprehensive income			(2,635)	-
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			1,723	-
			(71,257)	104,372
Total other comprehensive loss, net of income tax			58,433	(429,114)

Total comprehensive income for the year		~~W~~	3,249,557	2,520,091

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	36,52	~~W~~	3,156,722	2,918,816
Non-controlling interests			41,543	30,389
		~~W~~	3,198,265	2,949,205
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,207,602	2,491,251
Non-controlling interests			41,955	28,840
		~~W~~	3,249,557	2,520,091

Earnings per share:	36,52
Basic and diluted earnings per share in won		~~W~~	6,579	6,118

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2017	~~W~~	2,645,053	498,316	9,887,335	(458,461)	(102,583)	18,640,038	31,109,698	635,282	31,744,980
Total comprehensive income for the year
Profit for the year		-	-	-	-	-	2,917,735	2,917,735	30,389	2,948,124
Other comprehensive income (loss), net of income tax:
Net change in unrealized fair value of available-for-sale financial assets		-	-	-	-	(322,056)	-	(322,056)	(1,071)	(323,127)
Equity in other comprehensive loss of associates		-	-	-	-	(21,552)	(414)	(21,966)	-	(21,966)
Foreign currency translation adjustments		-	-	-	-	(193,474)	-	(193,474)	(698)	(194,172)
Net change in unrealized fair value of cash flow hedges		-	-	-	-	15,904	-	15,904	-	15,904
Other comprehensive income of separate account		-	-	-	-	(9,278)	-	(9,278)	-	(9,278)
Remeasurements of defined benefit plans		-	-	-	-	103,305	-	103,305	220	103,525
Total other comprehensive loss		-	-	-	-	(427,151)	(414)	(287,569)	(1,549)	(429,114)
Total comprehensive income (loss)		-	-	-	-	(427,151)	2,917,321	2,630,166	28,840	2,519,010

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(17,678)	(17,678)	-	(17,678)
Issuance of hybrid bonds		-	224,466	-	-	-	-	224,466	-	224,466
Redemption of hybrid bonds		-	(298,861)	-	(1,139)	-	-	(300,000)	-	(300,000)
Change in other capital adjustments		-	-	-	61,565	-	(61,493)	72	-	72
Change in other non-controlling interests		-	-	-	-	-	-	-	219,275	219,275
		-	(74,395)	-	60,426	-	(766,760)	(780,729)	219,275	(561,454)

Balance at December 31, 2017	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,790,599	32,819,139	883,397	33,702,536

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2018	~~W~~	2,645,053	423,921	9,887,335	(398,035)	(529,734)	20,790,599	32,819,139	883,397	33,702,536
Measurement period adjustments for business combination (Note 58)		-	-	-	-	-	1,082	1,082	-	1,082
Adoption effect of K-IFRS 1109, net of tax (Note 61)		-	-	-	-	(277,011)	(251,855)	(528,866)	(3,155)	(532,021)
Balance at January 1, 2018 (adjusted)		2,645,053	423,921	9,887,335	(398,035)	(806,745)	20,539,826	32,291,355	880,242	33,171,597
Total comprehensive income (loss) for the year
Profit for the year		-	-	-	-	-	3,156,722	3,156,722	41,543	3,198,265
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	179,793	-	179,793	1,305	181,098
Loss on financial asset at fair value through profit or loss (overlay approach)		-	-	-	-	(54,333)	-	(54,333)	-	(54,333)
Equity in other comprehensive income of associates		-	-	-	-	7,435	-	7,435	-	7,435
Foreign currency translation adjustments		-	-	-	-	20,465	-	20,465	(482)	19,983
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(20,192)	-	(20,192)	-	(20,192)
Other comprehensive loss of separate account		-	-	-	-	8,676	-	8,676	-	8,676
Remeasurements of defined benefit plans		-	-	-	-	(92,687)	-	(92,687)	(411)	(93,098)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	1,723	-	1,723	-	1,723
Total other comprehensive income (loss)		-	-	-	-	50,880	-	50,880	412	51,292
Total comprehensive income (loss)		-	-	-	-	50,880	3,156,722	3,207,602	41,955	3,249,557

Other changes in equity
Dividends		-	-	-	-	-	(687,589)	(687,589)	-	(687,589)
Dividends to hybrid bonds		-	-	-	-	-	(40,357)	(40,357)	-	(40,357)
Issuance of hybrid bonds		-	1,107,838	-	-	-	-	1,107,838	-	1,107,838
Acquisition of treasury stock		-	-	-	(155,923)	-	-	(155,923)	-	(155,923)
Change in other capital adjustments		-	-	8,153	1,063	-	(6,517)	2,699	-	2,699
Change in other non-controlling interests		-	-	-	-	-	-	-	3,608	3,608
		-	1,107,838	8,153	(154,860)	-	(734,463)	226,668	3,608	230,276
Reclassification of OCI retained earnings		-	-	-	-	2,645	(2,645)	-	-	-
Balance at December 31, 2018	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,732,766	925,805	36,651,430

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Cash flows from operating activities
Profit before income taxes		~~W~~	4,466,610	3,797,608
Adjustments for:
Interest income	38		(13,572,455)	(11,798,654)
Interest expense	39		4,992,367	3,955,701
Dividend income	40		(87,826)	(257,306)
Net fees and commission expense			176,932	169,640
Net insurance loss			2,080,509	2,571,094
Net gain on financial assets at fair value through profit or loss	41		71,888	-
Net gain on financial assets at fair value through profit or loss (overlay approach)	10		(74,944)	-
Net trading gain	42		-	(334,133)
Net foreign currency translation loss (gain)			377,632	(87,384)
Net gain on financial assets designated at fair value through profit or loss	43		(388,100)	-
Net loss on financial instruments designated at fair value through profit or loss	44		-	231,772
Net gain on disposal of financial asset at fair value through other comprehensive income	16		(20,554)	-
Net gain on disposal of available-for-sale financial assets	17		-	(499,187)
Net loss on disposal of securities at amortized cost	16		9	-
Provision for credit loss allowance	45		747,877	-
Provision for credit losses	46		-	815,249
Impairment losses on other financial assets	46		-	198,299
Employee costs			155,671	232,709
Depreciation and amortization	46		301,916	253,344
Other operating income			(278,274)	602,027
Equity method income, net	20		(17,488)	(20,393)
Other non-operating income			3,147)	(29,080)
			(5,534,840)	(3,996,302)

Changes in assets and liabilities:
Cash and due from banks at amortized cost			6,024,743	-
Due from banks			-	(3,347,818)
Financial assets at fair value through profit or loss			(3,087,272)	-
Due from banks at fair value			(82,014)	-
Loans at fair value			(422,326)	-
Trading assets and liabilities			-	(1,706,990)
Financial asset designated at fair value through profit or loss (K-IFRS 1109)			727,793	-
Financial instruments designated at fair value through profit or loss (K-IFRS 1039)			-	-
Derivative instruments			203,006	(488,706)
Loans at amortized cost			(27,547,413)	-
Loans			-	(19,232,732)
Other assets			(5,128,015)	(250,806)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows(Continued)

For the years ended December 31, 2018 and 2017

(In millions of won)	Note		2018	2017

Deposits		~~W~~	16,699,467	15,632,957
Liabilities for defined benefit obligations			(145,639)	(178,054)
Provisions			14,542	(69,584)
Other liabilities			174,590	4,845,053
			(12,568,538)	(4,796,680)

Income taxes paid			(850,696)	(664,286)
Interest received			13,208,601	11,425,960
Interest paid			(5,058,596)	(3,710,093)
Dividends received			63,826	265,887

Net cash used in operating activities			(6,270,486)	1,021,334

Cash flows from investing activities
Decrease in financial assets at fair value through profit or loss			2,150,860	-
Increase in financial assets at fair value through profit or loss			(3,290,960)	-
Proceeds from disposal of financial assets at fair value through other comprehensive income			27,074,948	-
Acquisition of financial assets at fair value through other comprehensive income			(27,000,290)	-
Proceeds from disposal of available-for-sale financial assets			-	29,638,281
Acquisition of available-for-sale financial assets			-	(34,703,066)
Proceeds from disposal of financial assets at amortized cost			2,093,516	-
Acquisition of financial assets at amortized cost			(5,923,062)	-
Proceeds from maturity of held-to-maturity financial assets			-	1,712,326
Acquisition of held-to-maturity financial assets			-	(7,033,310)
Proceeds from disposal of property and equipment	18, 50		39,202	11,459
Acquisition of property and equipment	18		(142,933)	(155,186)
Proceeds from disposal of intangible assets	19, 50		3,638	9,286
Acquisition of intangible assets	20		(157,160)	(111,257)
Proceeds from disposal of investments in associates			189,118	163,649
Acquisition of investments in associates			(227,914)	(380,213)
Proceeds from disposal of investment property	21, 50		15,433	4,869
Acquisition of investment property	21		(115,333)	(2,125)
Proceeds from disposal of assets held for sale			4,498	10,466
Other, net			(311,744)	(10,435)
Proceeds from settlement of hedging derivative financial instruments for available-for-sale financial assets			67,039	85,616
Settlement of hedging derivative financial instruments for available-for-sale financial assets			(26,653)	(27,629)
Net cash flow from entity merge	58, 59		(4,498)	83,631
Net cash used in investing activities			(5,562,295)	(10,703,638)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows(Continued)

For the years ended December 31, 2018 and 2017

See accompanying notes to the consolidated interim financial statements.

(In millions of won)	Note		2018	2017

Cash flows from financing activities
Redemption of hybrid bonds		~~W~~	-	(300,000)
Issuance of hybrid bonds			1,107,838	224,466
Net increase in borrowings			1,772,203	3,047,844
Proceeds from debt securities issued			26,487,712	20,006,957
Repayments of debt securities issued			(14,689,246)	(12,222,815)
Other liabilities			528	8,498
Dividends paid			(714,705)	(706,565)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			10,675	65,220
Settlement of hedging derivative financial instruments for debt securities issued			(16,832)	(6,509)
Acquisition of treasury stock			(151,993)	-
Increase (decrease) in non-controlling interests			347	215,357
Net cash provided by financing activities			13,806,527	10,332,453

Effect of exchange rate fluctuations on cash and cash equivalents held			(30,640)	(46,035)
Increase in cash and cash equivalents			1,943,106	604,114

Cash and cash equivalents at beginning of year	54		6,236,650	5,632,536

Cash and cash equivalents at end of year	54	~~W~~	8,179,756	6,236,650

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1. Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), a controlling company, was incorporated on September 1, 2001 for the main purposes of Shinhan Bank, Shinhan Securities Co,Ltd, Shinhan Capital Co.,Ltd, and Shinhan BNP Asset Management Co,Ltd. with a stock transfer. The total capital stock amounted to ₩ 1,461,721 million. Also, Shinhan Financial Group’s shares has been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2018 and December 31, 2017 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2018	2017
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank(*2)	〃	〃	71.89	68.9
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS(*3)	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Asia Limited	Hong Kong	〃	99.9	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia(*4)	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd.	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	100.0	100.0
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1. Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		2018	2017
Shinhan Investment Corp.	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	December 31	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
	PT Shinhan Asset Management Indonesia	〃		75.0	0.0
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO,LTD	Vietnam		100.0	0.0

(*1) The Group participated in the capital increase of Jeju Bank by acquisition of 7,854,600 shares. (~~W~~5,000 per share)

(*2) Shinhan Data System changed its name into Shinhan DS for the period ended December 31, 2018 and the Group participated in the capital increase of ~~W~~3 billion in October 2018 after the reporting period.

(*3) Shinhan Khmer Bank PLC changed its name into Shinhan Bank Cambodia for the period ended December 31, 2018.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

1. Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 130 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd. and 2 others

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 73 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

(*) The Group provides ABPC purchase agreements of ₩ 1,397,717 million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

2. Basis of preparation

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issue by the Board of Directors on February 12, 2019, which will be submitted for approval to the stockholder’s meeting to be held on March 27, 2019.

(a)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position:

-	derivative financial instruments are measured at fair value
-	financial instruments at fair value through profit or loss are measured at fair value
-	available-for-sale financial assets are measured at fair value
-	Other comprehensive income at fair values are measured at fair value
-	financial instruments through profit or loss are measured at fair value
-	liabilities for cash-settled share-based payment arrangements are measured at fair value
-	financial liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk are recognized in profit or loss
-	liabilities for defined benefit plans that are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(b)	Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency and the currency of the primary economic environment in which the Group operates.

(c) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in note 5.

Management's assessment of the application of the Group's accounting policies and their estimates used in the consolidated financial statements is based on the same accounting policies and assumptions used in the consolidated financial statements for the year ended December 31, 2017.

- Credit loss allowance

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost, loan commitments and financial guarantee contracts in accordance with K-IFRS No. 1109 ‘Financial Instruments.’  The accuracy of such allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner.  The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2018 are described in Note.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

2. Basis of preparation (continued)

(d) Change in accounting policy

The Group has adopted the same accounting policies for the year ended December 31, 2018, except for the application of the first amendment standard, effective from January 1, 2018, as explained below.

(1) K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

Effective January 1, 2018 the Group has applied K-IFRS No. 1115, ‘Revenue from Contracts with Customers’, which replaces existing revenue recognition guidance, including K-IFRS No. 1018, ‘Revenue’, K-IFRS No. 1011, ‘Construction Contracts’, K-IFRS No. 2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No. 2113, ‘Customer Loyalty Programmes’, K-IFRS No. 2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No. 2118, ‘Transfers of Assets from Customers.’

K-IFRS No. 1018 and other standards outlined revenue recognition for different types of transactions such as sales of goods and services, interest income, loyalty programs, dividend income and construction contracts; however, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

Effects on equity as a result of initial application of K-IFRS No. 1115 are included in Note 61.

(2) K-IFRS No. 1102, ‘Share-based Payment’

The Standard has been amended to clarify that measurement of cash-settled share-based payment transactions shall reflect both vesting conditions and non-vesting conditions with the same approach as equity-settled share-based payment transactions, and to clarify classification of share-based payment transactions with a net settlement feature for withholding tax obligations.

(3) K-IFRS No. 1040, ‘Investment property’

Effective January 1, 2018 and after, the Group has adopted the amendments to K-IFRS 1040 Investment Property. The amendment clarifies that it meets the definition of an investment property and, if there is evidence of change in use, it is possible to substitute an investment property. We have also clarified that real estate under construction is included in the scope. The effect of the amendment on the consolidated financial statements is not significant.

(4) K-IFRS No. 1109, ‘Financial Instruments’

The Group has applied K-IFRS No. 1109 ‘Financial Instruments’, which was published on September 25, 2015, from the year starting on January 1, 2018.  K-IFRS No. 1109 replaced K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement.’

The main characteristics of K-IFRS No. 1109 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

In principle, K-IFRS No. 1109 should be applied retrospectively.  However, there are exemptions for restating the comparative information with respect to classification, measurement of financial instruments, and impairment.  In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

2. Basis of preparation (continued)

i) Classification and measurement of financial assets

The Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss on the basis of both the business model for managing the financial assets and the contractual cash flow characteristics of the financial asset as shown in the following table.  If a hybrid contract contains a host that is a financial asset, the entire hybrid contract is classified as a financial asset without separating an embedded derivative.

Business Model	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
For the collection of the contractual cash flows	Measured at amortized cost(*1)	Measured at fair value through profit or loss(*2)
For both the collection of the contractual cash flows and selling financial assets	Measured at fair value through other comprehensive income(*1)(*3)	Same as above
For selling financial assets and others	Measured at fair value through profit or loss	Same as above

(*1) A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).

(*2) A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

(*3) Upon disposal, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to retained earnings.

The Group applies the overlay approach to designated financial assets related to insurance contracts in accordance with K-IFRS No. 1104. The Group reclassifies the amount reported in profit or loss for the designated financial assets applying K-IFRS No. 1109 to the amount that would have been reported in profit or loss for the designated financial assets if the Group had applied K-IFRS No. 1039.

ii) Classification and measurement of financial liabilities

Where a financial liability is designated at fair value through profit or loss, the fair value change of the financial liability attributable to the changes of the credit risk of the financial liability shall be presented in other comprehensive income; such other comprehensive income shall not be subsequently reclassified to profit or loss. However, the Group may present the fair value change as profit or loss if the aforementioned accounting treatment would cause or enlarge an accounting mismatch.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

2. Basis of preparation (continued)

iii) Impairment: Financial assets and contract assets

The Group recognizes provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

iv) Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in K-IFRS 1039, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced the complex and rule-based hedge accounting requirements of K-IFRS No. 1039.  Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%).

The Group’s consolidated interim statements of financial position, comprehensive income, changes in equity and cash flows, and notes to the condensed consolidated financial statements as of and for the three-month and nine-month periods ended December 31, 2018 have been prepared in accordance with K-IFRS No. 1109, and the accompanying comparative consolidated financial statement as of December 31, 2017 have not been retrospectively restated.

Details on the adjustments to the carrying amounts of financial assets and financial liabilities, the adjustments to the loss allowance, and the effects on equity as a result of initial application of K-IFRS No. 1109 are presented in Note 61.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies

Except for the new standards and the amendment to the following standard, which are applied from January 1, 2018, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2018 and have mentioned on the note 2.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

(a) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly general expenses and income tax assets and liabilities. The Group considers the Chief Executive Officer (“CEO”) of the Bank as the chief operating decision maker.

It is CEO’s responsible for evaluating the resources to be distributed to the business and the performance of the business, and makes strategic decisions.

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group. The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities. A structured entity is an entity designed so that its activities are not governed by way of voting rights. When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee. The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

- Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors

- Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

- Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’

- Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’

- Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset

- Reacquired rights are measured in accordance with special provisions

- Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’

- Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquiree's employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with K-IFRS No.1039 and 1032, are expensed in the periods in which the costs are incurred and the services are received.

ii) Goodwill

The Group measures goodwill at the acquisition date as:

- the fair value of the consideration transferred; plus

- the recognized amount of any non-controlling interests in the acquiree; plus

- if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

- the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

(d) Investments in associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

(e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date. However, the Group’s account overdraft is included in borrowings.

(f) Non-derivative financial assets

Financial assets - policy applicable from January 1, 2018

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets.  The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments.  Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

Financial asset with amortization

Assets that hold financial assets under a business model that is intended to be held to receive contractual cash flows and whose contractual cash flows consist solely of principal and interest are measured at amortized cost. The gain or loss on a financial asset measured at amortized cost, which is not subject to hedge accounting, is recognized in profit or loss when the financial asset is derecognized or impaired. Interest income on financial assets recognized under the effective interest method is included in interest income.

Financial assets at FVOCI

Financial assets held under a business model that achieves the objective through both receipt of contractual cash flows and sale of financial assets and whose contractual cash flows consist of only principal payments are measured at other comprehensive income at fair value. Other comprehensive income, except for impairment losses (reversals) and interest income and foreign exchange gains and losses, are recognized in other comprehensive income (loss) on the financial assets at fair value through profit or loss. When the Company derecognizes a financial asset, it reclassifies other recognized cumulative gain or loss through equity to profit or loss. Interest income on financial assets recognized under the effective interest method is included in interest income. Foreign exchange gains and losses are recognized in 'foreign exchange gains and losses' and impairment losses are presented as 'provision for credit losses'.

Financial assets at FVTPL

Measurement of amortization cost and other comprehensive income at fair value measurement that aren’t recognized as debt instruments are measured at fair value through profit or loss - fair value. Gains or losses that do not have a hedging

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Financial assets at FVTPL (continued)

relationship, fair value measurement of gains or losses on debt instruments are recognized in profit or loss and are presented in the statement of comprehensive income in the period in which they arise.

Embedded derivatives

Financial assets, including embedded derivatives, are classified based on the overall contract and do not recognize embedded derivatives separately. When determining whether a contractual cash flow consists solely of principal and interest, the entire contract is considered.

Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets - policy applicable before January 1, 2018

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

-	such designation eliminates or significantly reduces a recognition or measurement inconsistency that would otherwise arise; or
-

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

-	it forms part of a contract containing one or more embedded derivatives that would be required to be separated from the host contract.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(g) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

Hedge accounting - policy applicable from January 1, 2018

Fair value hedge

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria. Any adjustment arising from G/L on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Net investment hedge

The portion of the change in fair value of a financial instrument designated as a hedging instrument that meets the requirements for hedge accounting for a net investment in a foreign operation is recognized in other comprehensive income and the ineffective portion of the hedge is recognized in profit or loss Recognize. The portion recognized as other comprehensive income that is effective as a hedge is recognized in the statement of comprehensive income as a result of reclassification adjustments in accordance with K-IFRS No. 1021, "Effect of Changes in Foreign Exchange Rates" at the time of disposing of its overseas operations or disposing of a portion of its overseas operations To profit or loss.

Hedge accounting - policy applicable before January 1, 2018

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

•

Fair value hedge – Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

•

Cash flow hedge – When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Cash flow hedge (continued)

the balance in other comprehensive income is recognized immediately in profit or loss.

•

Hedge of net investment – Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

Day one profit or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred. The deferred difference is amortized by using straight line method over the life of the financial instruments.

iii) Impairment: Financial assets and contract assets

Impairment - policy applicable from January 1, 2018

The Company recognize provision for credit loss allowance for debt instruments measured at amortized cost and fair value through other comprehensive income, lease receivable, loan commitments and financial guarantee contracts using the expected credit loss impairment model.  Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and loss allowances for the financial assets are measured at the 12-month expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Provision for credit loss allowance
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-months ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above

The Company, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The total period refers to the expected life span of the financial instrument up to the contract expiration date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Company used in its business plan and management strategy.

Measurement of amortization cost regarding the expected credit loss of financial assets

The expected credit loss of an amortized financial asset is measured as the difference between the present value of the cash flows expected to be received and the cash flow expected to be received. For this purpose, we calculate expected cash flows for individually significant financial assets.

For non-individual significant financial assets, the financial assets collectively include expected credit losses as part of a set of financial assets with similar credit risk characteristics.

Expected credit losses are deducted using the allowance for doubtful accounts and are amortized as if the financial assets were not recoverable. The allowance of bad debts is increased when the loan receivables are subsequently recovered and the changes in the allowance for loan losses are recognized in profit or loss.

Measurement of estimated credit loss of financial assets at FVOCI

The calculation of expected credit losses is the same as for financial assets measured at amortized cost, but changes in allowance for loan losses are recognized in other comprehensive income. In the case of disposal and redemption of other comprehensive income - fair value, the allowance for loan losses is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

Impairment - policy applicable before January 1, 2018

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

-	significant financial difficulty of the issuer or obligor
-	a breach of contract, such as a default or delinquency in interest or principal payments;
-	the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the lender would not otherwise consider
-	it becoming probable that the borrower will enter bankruptcy or other financial reorganization
-	the disappearance of an active market for that financial asset because of financial difficulties
-

observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

i) Loans and receivables

The Group first assesses whether objective evidence of impairment exists individually for loans and receivables that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of a loan or receivable is a floating rate, the discount rate used to evaluate impairment loss is the current effective interest rate defined in the loan agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral.

In assessing collective impairment, the Group rates and classifies financial assets, based on credit risk assessment or credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical modeling of historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modeling.  In adjusting the future cash flow by historical modeling, the result has to be in line with changes and trends of observable data. Methodologies and assumptions used to estimate future cash flow are evaluated on a regular basis in order to reduce any discrepancy between impairment loss estimation and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables. When a subsequent event causes the amount of impairment loss to decrease, and the decrease can be related objectively to an event occurring after the impairment was recognized, the decrease in impairment loss is reversed through profit or loss of the year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Intangible assets (continued)

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

Finance leases (continued)

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

iii) Lessor

Under a finance lease, the lessor recognizes a finance lease receivable. Over the lease term the lessor accrues interest income on the net investment. The receipts under the lease are allocated between reducing the net investment and recognizing finance income, so as to produce a constant rate of return on the net investment.

Under an operating lease, the lessor recognizes the lease payments as income over the lease term and the leased asset in its statement of financial position.

Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Impairment of non-financial assets (continued)

Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Non-derivative financial liabilities

Non-derivative financial liabilities - policy applicable from January 1, 2018

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Other financial liabilities (continued)

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Non-derivative financial liabilities - policy applicable before January 1, 2018

Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

The criteria for designation of financial liabilities at FVTPL upon initial recognition are the same as those of financial assets at FVTPL.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency using the reporting date’s exchange rate. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation or a qualifying cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

Equity capital

i) Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

Preferred stocks are classified as equity if they do not need to be repaid or are repaid only at the option of the Group and if payment is determined by the Group's discretion, and dividends are recognized when the shareholders' meeting approves the dividends. Preferred stocks that are eligible for reimbursement of a defined or determinable amount on or after a certain date are classified as liabilities. The related dividend is recognized in profit or loss at the time of occurrence as interest expense.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Capital structure

The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

2) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

4) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan

The remeasurement component of net defined benefit liability is the change in the effect of the asset except for the amount included in the net interest income of plan assets and net revenues of plan assets excluding actuarial gains and losses to the net of defined benefit liabilities. It is immediately recognized in other comprehensive income. The Group determines the net interest on the net defined benefit obligation (asset) by multiplying the net defined benefit obligation (asset) by the discount rate determined at the beginning of the annual reporting period and is the net present value of the net defined benefit obligation. It is determined by taking into consideration the fluctuations. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

When an amendment or reduction of the system occurs, the gain or loss resulting from the change or decrease in the benefits to the past service is immediately recognized in profit or loss. The Group recognizes gains or losses on settlement when the defined benefit plan is settled.

5) Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted

(6) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Share-based payment transactions (continued)

the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Group has granted share-based payment based on Shinhan Financial Group’s share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments. The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Group has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(7) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

(8) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

After initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

(9) Insurance contracts

1) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors

The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.

1-1) Premium reserves

The present value of the premiums payable to the policy holders after the balance sheet date is the present value of the net premium to be paid after the end of the reporting period. The amount is deducted from the value.

1-2) Unpaid premium reserves

As of the end of the reporting period, premiums that have paid due are calculated based on premiums and the liability reserve calculation method.

1-3) Guarantee reserves

The total amount of reserve for variable minimum guarantee (①) and reserve for general account guarantee (②) is provided as guarantee reserve.

① Variable minimum guarantee reserve

The amount to be paid to guarantee the insurance premium over a certain level for the contracts for which the end of reporting period is currently being maintained.

a) Upper 30% of net loss expected in the future Average amount

b) Insurance type, minimum guarantee, and standard earnings by share weight limit

② General account guarantee reserve

As of the end of the reporting period, the amount of reserve for insurance contracts that are insured under general account is required to be paid to guarantee the level of refunds,

Ⅰ) Average of the amount deducted from the appropriateness of the liability reserve calculated by excluding the guarantee option from the appropriateness evaluation of the liability reserve calculated by including the guarantee option for each interest rate scenario

Ⅱ) The amount of compensation (including annulment contract) against the guarantee received from the policy holder by the rate applied at the premium calculation in the insurance premium and liability reserve calculation method

1-4) Reserve for outstanding claims

As of the end of the reporting period, the Company has accrued the amount for which the reason for the payment of insurance claims, etc. has been incurred and the amount of the claim payment has not been paid yet due to the dispute or lawsuit related to the insurance settlement. In addition, the Group recognizes unrecognized losses based on historical experience.

1-5) Reserves for participating policyholders' dividends

The reserve is provided for the purpose of contributing to the policyholder dividend according to the laws and regulations and the reserve for dividend reserve for the policyholder and the dividend reserve for the subsequent business year.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Reserves for participating policyholder’s dividends (continued)

The policyholder dividend reserve is the amount that is not paid as of the end of the reporting period for the settlement amount and the reserve for dividend policy for the next fiscal year is based on the policyholder dividend calculated on the insurance contract effective as of the end of the reporting period.

① Excess crediting rate reserve

In the case of a dividend insurance contract which has been maintained for more than one year as of the end of the reporting period among contracts signed before October 1, 1997, the difference between the planned interest rate and the one-year maturity deposit rate shall be preserved.

② Mortality dividend reserve

Dividends arising from contracts that are maintained for more than one year at the end of the reporting period are used to offset the expected mortality and actual mortality rates applied to premiums.

③ Interest dividend reserve

For the contracts that have been maintained for more than one year as of the end of the reporting period, the amount calculated by applying the interest dividend reserve rate to the net written premium reserve less the unearned acquisition costs. However, the insurance sold before October 1, 1997 is applied to the amount deducted from the net premium in the event that the planned interest rate by the insurance product is less than the dividend standard.

④ Reserves for long-term special dividends

For the effective dividend policy agreement that has been maintained for 6 years or more, the amount calculated by applying the long-term special dividend rate to the amount deducted from the net premiums for the end of the year.

However, insurance sold before October 1, 1997 is applied to the deduction of unearned premiums at the end of the year when the expected interest rate by the insurance product is less than the dividend standard rate

1-6) Reserve for interest dividends

In order to cover the policyholder dividend in the future, the amount is accumulated in accordance with the laws and regulations and the insurance contracts.

1-7) Reserve for dividend insurance loss reserve

In accordance with the regulations set by the supervisory authority, dividend insurance profit is accumulated within 30/100 of the contractor's stake. The reserve loss for dividend insurance shall be preserved at the end of the reporting period and shall be used as the policyholder dividend source for the individual contractor.

2) Contractor's equity adjustment

The Group classifies the gains and losses on available-for-sale financial assets as of the end of the reporting period as contractor's equity and shareholder's equity based on the ratio of the average liability reserves of the dividend and non-dividend policies for the fiscal year.

3) Evaluation of debt appropriateness

At the end of each reporting period, the group assesses whether the recognized insurance liability is appropriate using the current estimates of future cash flows of the policy, and if the carrying amount of the insurance liability is deemed to be inappropriate in terms of the estimated future cash flows. The reserve for premiums is added to the profit or loss by the amount corresponding to the deficiency.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

4) Reinsurance assets

The group presents the recoverable amount of reinsurance assets. The group assesses at the end of each reporting period whether there is objective evidence that a reinsurance asset is impaired. If there is objective evidence that the entity will not be able to collect all amounts under the terms of the agreement as a result of an event that occurred after the initial recognition and if the event has a reliable and measurable impact on the amount to be received. If the reinsurance asset is impaired, the carrying amount of the asset is reduced and the impairment loss is recognized in P/L.

5) Deferred acquisition cost

The group recognizes unrealized gains and losses arising from long-term insurance contracts as assets and amortizes the premiums over the life of the insurance contracts equally. If the contribution period exceeds 7 years, the amortization period is 7 years if there is an unrecognized balance at the date of the cancellation, the entire amount of the cancellation is amortized in the fiscal year to which the cancellation date belongs. But, if the ratio of additional premiums is higher at the early stage of the insurance period for the purpose of recovering the excess of the unearned premiums and the early settlement costs, the new settlement expenses are treated as the period expense.

Recognition of revenues and expenses

Other than revenues under the scope of K-IFRS No.1017, ‘Leases’, K-IFRS No.1028, ‘Investments in Associates and Joint Ventures’, K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1110, ‘Consolidated Financial Statements’, and K-IFRS No.1111, ‘Joint Arrangements’, the Group’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

ⓐ Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ⓑ Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

ⓒ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

Customer loyalty system

Under the Customer Loyalty system, the fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points ("points") and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and gifts. The consideration allocated to the points is based on the fair value of the monetary benefits to be provided for the points to be recovered. The fair value of the benefits provided for the points reclaimed in accordance with the customer loyalty program is estimated taking into account the expected recovery rate and the expected recovery time. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. Revenue recognition is measured based on the relative size of the points recovered and exchanged for monetary consideration at the total points expected to be recovered.

In addition, if the unavoidable costs incurred to fulfill the compensation obligation in connection with the customer loyalty system are expected to exceed the amount not recognized as revenue allocated to the compensation score at the time of initial sale, the excess amount is recognized as provision.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

Income tax (continued)

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

New standards and interpretations not yet adopted

The following new standards and amendments to existing standards have been published and are mandatory for the Company to adopt for annual periods beginning on or after January 1, 2018, and the Company has not early adopted them.

A) K-IFRS No.1116 “Lease”

K-IFRS No. 1116, "Leases", which was enacted on May 22, 2017, is effective for annual periods beginning on or after January 1, 2019, but may be applied early.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

K-IFRS No.1116 “Lease” (continued)

The Standard is based on current Korean IFRS 1017 "Leases", K-IFRS 2104, "Determining whether an arrangement contains a lease", K-IFRS No. 2015 "Operating lease: Incentive" It will replace Interpretation No. 2027, "Evaluating the substances of transactions involving the legal form of a lease".

At the date of commitment, the company determines whether the contract is a lease or whether the contract includes a lease, and identifies whether the contract includes a lease or a lease in accordance with this standard. The lessee and lessor must account for each lease element of the lease as a lease, separate from the non-lease element in an agreement that includes a lease or lease.

The lessee is required to recognize a liability asset that represents the right to use the underlying asset and a liability that represents the obligation to pay the lease payments. However, in the case of short-term lease and small asset lease, the lessee is not required to separate the non-lease component from the lease component in accordance with the simplified method, and can apply the method of accounting for each lease component and related non-lease component as one lease component.

The accounting treatment of lease provider is not significantly different from the accounting treatment of the current K-IFRS 1017.

B) Accounting treatment as a lessee

① Application method of K-IFRS 1116 "Lease"

The lessee recognizes the cumulative effect of applying the retrospective application (full retroactive method) to each past reporting period presented in accordance with K-IFRS No. 1008, "Accounting Policies, Changes in Accounting Estimates and Errors " (Cumulative Effect Batch Reconciliation Action).

The Company plans to apply CAS Statement No. 1116 for the first time by applying cumulative effect and cumulative temporary adjustment measures as of January 1, 2019. Accordingly, the cumulative effect of applying K-IFRS No. 1116 is adjusted in the retained earnings (or, where appropriate, other components of equity) at the date of initial application and the comparative financial statements are not going to be restated.

② Financial effect of K-IFRS No. 1116 "Lease"

We assessed the impact on the financial statements for the year 2019 based on the information and available information as of January 1, 2019, in order to assess the financial impact of the initial adoption of K-IFRS 1116.

The aggregate amount of the minimum lease payments prior to the present value discount of the assets currently used as operating leases is ₩ 2,328 million and the discount amount is ₩ 2,284 million at the incremental borrowing rate of the lessee. However, the Company will account for each lease element and associated non-lease element as a single lease element, using the simplified method of accounting for contracts that include all or part of the lease or lease.

As a result of a detailed analysis of the effect on the financial statements, the Company expects the assets and liabilities to be pledged as of January 1, 2019 to increase by ₩ 2,301 million and ₩ 2,203 million, respectively.\

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

December 31, 2018

3. Significant accounting policies (continued)

K-IFRS No.1116 “Lease” (continued)

C) Accounting treatment as a lessor

① Application method and financial impact of K-IFRS 1116 "Lease"

As a lessor, the Company has specifically assessed the effect of accounting for the identification of lease contracts, separation of lease components, etc. on the financial statements in accordance with K-IFRS No. 1116. There is no impact on finance lease payment receivables as of January 1, 2019.

If the Company is a medium-term lease contractor, it is classified as an operating lease before the initial application date. The lease is classified as operating lease or finance lease according to K-IFRS No. 1116. If the lease is classified as a finance lease, it is accounted for as a new finance lease at the date of initial application. As a result of assessing the specific financial impact based on the context and available information as of January 1, 2019, we have not been accounted for as a new finance lease. However, the financial impact assessment may change depending on additional information available in the future.